SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2006

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

RE: Changes in connection with the disposal of our treasury shares in the event we are unable to exchange exchangeable bonds for our common shares.
Prior to the amendment: In the event we are unable to exchange exchangeable bonds (the “EBs”) for our common shares due to certain limitations on foreign ownership set forth under the Telecommunication Business Act, bondholders may be paid in cash in lieu of shares (such cash to be acquired through the sale of our treasury shares on the open market). The amount payable to bondholders in lieu of shares would equal the aggregate value of the shares the bondholders should otherwise have received in exchange for the EBs, calculated based on the volume weighted average price of such shares during the period specified by the bondholder in accordance with the Indenture.
As amended: In the event we are unable to exchange exchangeable bonds (the “EBs”) for our common shares due to certain limitations on foreign ownership set forth under the Telecommunication Business Act, bondholders may be paid in cash in lieu of shares, which amount payable to bondholders in lieu of shares would equal the aggregate value of the shares the bondholders should otherwise have received in exchange for the EBs, calculated based on the volume weighted average price of such shares during the period specified by the bondholder in accordance with the Indenture. The board of directors has resolved to delegate to the representative directors the power to decide whether and when to dispose of treasury shares to fund such cash payment.
Date of the board resolution: May 26, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SK Telecom Co., Ltd.
(Registrant)
By: /s/ Hyun Jong Song
(Signature)
Name: Hyun Jong Song
Title: Vice President
Date: June 7, 2006

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